UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported:  August 10, 2026

Commission File Number	Exact name of registrant as specified in its charter, address of principal executive offices and registrant's telephone number	IRS Employer Identification Number
1-8841	NEXTERA ENERGY, INC.	59-2449419
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 694-4000

State or other jurisdiction of incorporation or organization:  Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	NEE	New York Stock Exchange
7.299% Corporate Units	NEE.PRS	New York Stock Exchange
7.234% Corporate Units	NEE.PRT	New York Stock Exchange
7.375% Corporate Units	NEE.PRV	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

SECTION 8 – OTHER EVENTS

Item 8.01 Other Events

As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission (SEC) on May 18, 2026, on May 15, 2026, NextEra Energy, Inc., a Florida corporation (NEE), WG Development Corp., a Virginia corporation and direct wholly owned subsidiary of NEE (Merger Sub Corp), CS Holdco, LLC, a Virginia limited liability company and direct wholly owned subsidiary of NEE (LLC Sub), and Dominion Energy, Inc., a Virginia corporation (Dominion Energy), entered into an Agreement and Plan of Merger (the Merger Agreement). Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub Corp intends to merge with and into Dominion Energy, with Dominion Energy as the surviving corporation (the Surviving Corporation) and a wholly owned subsidiary of NEE (the First Merger), and (ii) immediately following the First Merger, the Surviving Corporation will merge with and into LLC Sub, with LLC Sub as the surviving entity (the Surviving Entity) and a wholly owned subsidiary of NEE (the Second Merger and, together with the First Merger, the Mergers). The First Merger will become effective at the time the Clerk of the Virginia State Corporation Commission issues a certificate of merger with respect to the articles of merger pertaining to the First Merger or at such later time as may be agreed by NEE and Dominion Energy in writing and specified in such articles of merger. Consummation of the First Merger remains subject to the satisfaction or waiver of certain closing conditions specified in the Merger Agreement. If consummation of the First Merger takes place, the acquisition will be required to be described in Item 2.01 of a Current Report on Form 8-K. The purpose of this Current Report on Form 8-K is to file the Financial Information (as defined below), and to allow such Financial Information to be incorporated by reference into NEE's registration statements previously filed with the SEC under the Securities Act of 1933, as amended (the Securities Act).

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this Current Report on Form 8-K, including, among other things, statements regarding the proposed business combination transaction between NEE and Dominion Energy and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NEE’s or Dominion Energy’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NEE or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NEE’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NEE to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the Merger Agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement by either party; the risk that certain provisions in the Merger Agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationships with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NEE and in the financial results of NEE or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 (Registration No. 333-297351) filed by NEE with the SEC on July 9, 2026 (the Registration Statement), which was declared effective by the SEC on July 23, 2026, and the definitive joint proxy statement/prospectus filed by NEE with the SEC on July 28, 2026 (the definitive joint proxy statement/prospectus), describe additional risks in connection with the proposed transactions. While the list of factors presented here and the list of factors presented in the Registration Statement and the definitive joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NEE’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NEE’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this Current Report on Form 8-K represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the date(s) indicated in such statement). Except as required by law, neither NEE nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, NEE has filed with the SEC the Registration Statement, which includes a joint proxy statement of NEE and Dominion Energy that also constitutes a prospectus of NEE. The
Registration Statement was declared effective by the SEC on July 23, 2026. NEE filed the definitive joint proxy statement/prospectus with the SEC, and Dominion Energy filed a definitive proxy statement with the SEC, in each case, on July 28, 2026, and each of NEE and Dominion Energy commenced mailing of the definitive joint proxy statement/prospectus to their respective shareholders on or about July 28, 2026.Each of NEE and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This Current Report on Form 8-K is not a substitute for the definitive joint proxy statement/prospectus or Registration Statement or any other document that NEE or Dominion Energy may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEE, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement and the definitive joint proxy statement/prospectus and other documents containing important information about NEE, Dominion Energy and the proposed transactions filed or that will be filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NEE are available free of charge on NEE’s website at http://www.investor.nexteraenergy.com/ or by contacting NEE’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy are available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Business Acquired.*

*Note: Business has not yet been acquired. Financial statements are provided in connection with a pending business combination.

The unaudited condensed consolidated financial statements of Dominion Energy as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, and the related notes to the condensed consolidated financial statements, are included in Dominion Energy's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed by Dominion Energy with the SEC on July 31, 2026, and are incorporated herein by reference as Exhibit 99.1 hereto (the Dominion Energy Financial Information). The aforementioned notes to the unaudited condensed consolidated financial statements of Dominion Energy are combined with the notes to certain financial statements of Virginia Electric and Power Company (Virginia Power); no financial information related to Virginia Power in Exhibit 99.1 hereto is considered to be a component of the Dominion Energy Financial Information that is being incorporated by reference herein and, to the extent this Current Report on Form 8-K is incorporated by reference into any other filing made by NEE with the SEC under the Securities Act or the Exchange Act, such financial information related to Virginia Power will not be deemed incorporated by reference into such other filing unless specifically provided otherwise in such filing.

(b)	Pro Forma Financial Information.**

**Note: Business has not yet been acquired. Pro forma financial information is provided in connection with a pending business combination.

The unaudited pro forma condensed combined financial statements of NEE reflecting the Mergers as of June 30, 2026 and for the six months ended June 30, 2026 and for the year ended December 31, 2025 and the related notes are filed as Exhibit 99.2 to this Current Report on Form 8-K and incorporated by reference herein (the Pro Forma Financial Information and, together with the Dominion Energy Financial Information, the Financial Information).

(d)	Exhibits.

The following exhibits are being filed herein.

Exhibit Number	Description
99.1
Unaudited condensed consolidated financial statements of Dominion Energy as of June 30, 2026 and for the six months ended June 30, 2026 and 2025, and the related notes to the condensed consolidated financial statements (incorporated by reference from Dominion Energy's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the SEC on July 31, 2026, File No. 001-08489)

99.2
Unaudited pro forma condensed combined financial statements of NextEra Energy, Inc. as of June 30, 2026 and for the six months ended June 30, 2026 and for the year ended December 31, 2025, and the related notes

101	Interactive data files for this Form 8-K formatted in Inline XBRL
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2026

NEXTERA ENERGY, INC
(Registrant)

WILLIAM J. GOUGH
William J. Gough
Vice President, Controller and Chief Accounting Officer